MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


30  November  2006

Thank you, Stephen.

It is a pleasure to welcome all of you to our 2006 Annual General Shareholders' Meeting. Today marks nearly a year's tenure for me with Progen, and I want to express my gratitude to the outstanding support and guidance Progen's Board of Directors has provided our Company, not only since I first joined Progen as its CEO in March of this year, but also over the past years as the Board guided the Company through the process of becoming a powerful drug development company with a remarkable technology platform that aims to make a tremendous impact on the lives of cancer patients throughout the world. I especially want to thank Stephen Chang for his support and his commitment to Progen ever since its inception nearly two decades ago. Stephen is a driving force in creating what we have become today and what we will become tomorrow.

I consider it a genuine honour to have the opportunity to be a member of a group of Progen people whose team spirit and dedication to our success is nothing short of awe-inspiring. As we will discuss over the next half hour or so, this Progen team has taken enormous strides over the past twelve months to build a platform for the future that all of us believe will be exciting, challenging, and immensely rewarding both professionally and personally. I want to thank all members of our team for their dedication, integrity, and enthusiasm.


                                [GRAPHIC OMITTED]


You will note a change to the "feel" of our presentation, which we also use in our latest Annual Report. We use this funnel shape to represent the processes we use, to move all of our efforts forward, drawing on a wide variety of resources available to us to drive towards our objectives. There will be more on these objectives in just a few moments. You may also have noted that we have changed our NASDAQ symbol, adopting the more mainstream four-letter designation "PGLA."

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612

[SLIDE 2]

SAFE HARBOUR STATEMENT

This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capital needs, general economic conditions and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that clinical data will remain scientifically, medically or commercially relevant or that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


We need to caution you that in the course of this presentation, we will be discussing what we currently believe will be some of the key elements of Progen's future. The future is uncertain and what may actually happen can differ significantly from what we believe, expect, and anticipate. We do everything we can to anticipate as many alternative future scenarios as possible and prepare for as many eventualities as possible, but we cannot remove the uncertainty that the future holds for us today.

[SLIDE 3]

CONTENT

     -    Company  overview
     -    About  Pl-88
     -    Pl-88  moves  to  Phase  III
     -    Pl-88's  commercial  opportunity
     -    Progen's  future


In reviewing the progress we have made in the past twelve months and discussing with you where we are going in the future, we want to take a little time to discuss the platform from

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


which we are building our future. The cornerstone is PI-88, our lead heparanase inhibitor. We are doing everything we can to drive PI-88 to and through Phase III development towards commercialisation. What we want to tell you about today is what we have done to get to the point where we can do this without losing valuable time as we move towards the future.

[SLIDE 4-5]

                                                                COMPANY OVERVIEW

Background: VISION

     2006                                                 FUTURE

   Leading
  Australian              Focus and expand               Leading
 biotech with                    on                       global
strong clinical         clinical development           biotech with
  development              strengths with               sustainable
expertise moving            new products                 pipeline
 to Phase III                                           of products


Today, Progen is one of Australia's leading biotechnology companies. We are also unique in that we have not only a first-in-class core technology platform from which we have developed our lead compound PI-88 and are in the process of developing a whole range of new compounds with more than 300 in our discovery and pre-clinical groups, but also in that we have core capabilities and infrastructure in cGMP certified biopharmaceutical manufacturing and clinical development that have brought us to where we are today. Earlier this year, our Discovery and Clinical Development Teams met with the FDA to discuss our End-of-Phase II (EOP) clinical development program. This meeting has now put us in a position to move towards starting a Phase III trial that we expect will lead to a timely commercial launch of PI-

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


88. Just recently, our Biopharmaceutical Manufacturing Team met with the FDA to discuss our End-of-Phase II Chemistry, Manufacturing and Controls (CMC) program. This meeting confirmed our ability to manufacture PI-88 to the standards the FDA imposes for an effective New Drug Application (NDA). Our manufacturing facility has completed the production of the key intermediate necessary to meet all of our Phase III PI-88 supplies and has met the FDA requirements to do so.

It is these core capabilities that together form the foundation for driving PI-88 towards commercialisation and for transforming Progen into a global biotechnology company with a sustainable pipeline of products.

[SLIDE 6]

                                [GRAPHIC OMITTED]


Today, we are nearing the completion of a Phase II trial investigating the role of PI-88 in patients who have had surgery to remove primary liver cancer. This is an important group of patients because while surgery provides some liver cancer patients with improved survival benefits, half of these patients experience a recurrence of the disease within approximately one year. There are few treatment alternatives available to these patients once the disease recurs. Everything we know about liver cancer suggests that keeping the cancer from recurring improves overall survival and maximises quality of life. Based on the feedback we received from the FDA in May of this year and our own analysis and planning, we are proceeding towards launching a Phase III trial for this indication around the middle of 2007. I will talk more about this trial in a moment.

We have launched the randomisation stage of our current Phase II melanoma trial. We were very excited by the results of the single arm Phase II melanoma trial we completed last year and very much look forward to the results of this two-arm trial, which investigates the role of PI-88 in combination with DTIC, the current standard-of-care for patients with metastatic melanoma. We expect this trial to complete by the end of 2007 with data being available in early 2008.

We are also nearing the completion of the two-arm Phase II lung cancer trial. We expect to be able to report on its results before the middle of 2007.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


We have completed our single-arm multiple myeloma trial. Results were encouraging but we have elected to focus our attention for further clinical development on liver cancer.

Lastly, the two-arm investigator-initiated prostate cancer trial is on-going and we anticipate that this trial may complete before the end of 2007, with data becoming available in early 2008 as well.

Our PI-166 Phase I trial is progressing very slowly, but we are now in the last group of patients investigating the final and highest dose level. We have had to be careful in the execution of this trial to optimise our international intellectual property position. We are investigating the safety of PI-166 for patients with very late-stage liver cancer and we have been recruiting patients in Australia. The number of Australian patients with late-stage liver cancer is relatively small, and therefore recruitment has been challenging.

Our Discovery and Pre-Clinical Development Teams are rapidly moving a set of lead compounds in our next generation of angiogenesis inhibitors towards starting clinical development. We are developing these compounds as follow-on products for PI-88. We intend to submit at least one lead compound in this series for an Investigative New Drug application with the FDA as soon as possible.

Based on the work leading to the development of PI-88 and work done since then, Progen is a world leader in the area of heparanase inhibition. Heparanase is over-expressed in a number of diseases, including cancer. Progen has built on the platform technology on which PI-88 is based and expanded a range of molecules that possibly provides excellent Heparanase inhibition.

Lastly, Progen has developed, on the basis of its leading glycomics expertise, a library of over 300 compounds that is being investigated for efficacy on a range of disease indications.

[SLIDE  7]

PROGEN'S KEY ACHIEVEMENTS IN THE PAST YEAR

     -    Focus on speed to market for our lead product, PI-88
     - PI-88 moving to Phase III in post resection liver cancer following guidance from the FDA that will reduce the development timeline by 3 years and save more than $50M in development cost
     - Broadened PI-88 development through recruitment into 4 Phase II clinical trials
     - Unique heparan sulfate chemistry platform yields a new series for preclinical testing
     - cGMP biopharmaceutical manufacturing meeting quantity and quality requirements for Phase III trials

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


Progen's key achievements over the past twelve months centre on accelerating PI-88's speed to market. The feedback from the FDA when we met with them in April 2006 formed the foundation for us being able to take PI-88 through a Phase III clinical development program three years faster than we anticipated and at a cost that is significantly lower than we expected. Not only did the FDA indicate that we would be required to submit only a single pivotal trial for registration, the FDA indicated that PI-88 would receive accelerated approval on the basis of meeting disease-free survival end-points, subject to the execution of a Special Protocol Assessment (SPA). Since we met with the FDA, we have evaluated a range of options available to us to execute a timely clinical development plan while maximising the commercial opportunity associated with PI-88. We evaluated a range of factors, including amongst others registration strategies, competitive forces, clinical development timelines, disease characteristics and corporate capabilities.

Since May of this year, when we received the official response from the FDA concerning our End-of-Phase II meeting, we have reviewed and assessed our Phase III clinical development alternatives, formed a multi-national clinical development advisory team that will become our Clinical Advisory Board, developed the foundation of the SPA process and have started this process, planned the international registration strategy, commenced the recruitment of an international Contract Research Organisation (CRO) to assist us in the execution of this Phase III trial, and planned for and executed the manufacturing process to produce - to FDA requirements - all the PI-88 material necessary to conduct the Phase III trial.

We have done this while continuing to maintain our timelines on our current active PI-88 Phase II clinical trials in liver, prostate, and lung cancer as well as in metastatic melanoma, all of which are essential components to the longer-term value maximisation inherent in PI-88. We have done this while also continuing with our discovery and pre-clinical development programs on our next generation angiogenesis compounds and our heparan sulfate chemistry platform, which we expect will generate a range of new clinical development candidates with significant commercial potential.

Our biopharmaceutical manufacturing group has not only successfully met its obligations to produce adequate quantities of PI-88 to meet current Phase II trial needs, but has also successfully completed the requirements for an End-of-Phase II Chemistry, Manufacturing, and Controls (CMC) meeting with the FDA. We are pleased with the feedback from the FDA, approving our manufacturing and packaging processes for implementation for the Phase III trial, forming the foundation of the CMC section of the New Drug Application to be submitted prior to the eventual registration of PI-88. To date, we have administered a total of over 17,500 doses of PI-88. Our biopharmaceutical manufacturing group has now completed the un-scheduled production of enough PI-88 API material for well over 150,000 doses. Since completing these tasks, the biopharmaceutical manufacturing group has started marketing its contract manufacturing services and we anticipate increasing our contract manufacturing revenues significantly as the group allocates resources freed up as a result of meeting PI-88 supply needs.

As you may expect, all of these incremental efforts have raised our cash burn somewhat from our historical rate. Over the past six or so months, our monthly cash burn has increased to approximately $750,000 per month, up from a historical average of about $500,000 per month. Also as you may expect, as we proceed towards implementing our Phase III development plan, expenditures will rise.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


[SLIDE 8]

BACKGROUND: VERTICALLY INTEGRATED CAPABILITIES

Discovery                         Preclinical            Clinical development

-Unique glycomimetic         -IND preparation and       -Initiation and
 chemistry platform           regulatory filing          monitoring of Phase I
-First-in-class              -Animal efficacy studies    and II global clinical
 herparanase inhibitor       -Animal toxicology          trial sites
-Molecular modeling          -Pharmacokinetics,         -Protocol drafting
-Cell biology                 metabolism, absorption    -Recruitment world
-Biochemistry                 studies                    leading clinicians to
                             -CMC                        guide the program
                                                        -Analysing and reporting
                                                         clinical data
                                                        -Safety data review

                         cGMP Biopharmaceutical Manufacturing


Despite Progen having developed its own discovery, pre-clinical, and clinical development as well as its biopharmaceutical manufacturing infrastructure, we have run a very lean operation, having raised a total of approximately $50 million since our inception to progress a lead compound to a Phase III trial to be implemented around the middle of 2007. We also have an active pipeline of novel technologies in discovery and pre-clinical development.

It is, however, this unique vertically integrated set of drug development capabilities that together make Progen a formidable engine for a growing set of drug candidates. In addition to having a portfolio of novel glycomimetic and heparanase inhibitor technologies, we have expertise in molecular modelling, cell biology and biochemistry, all of which are capabilities that can be leveraged to expand our portfolio of discovery candidates. Our pre-clinical development experience and capabilities in registration, pharmacology, toxicology and manufacturing means we can efficiently move new candidates through to clinical development quickly. Our experience and infrastructure in Phase I and II clinical trial design and execution is poised to accept a range of new compounds and has been instrumental in being able to execute on our Phase III planning process. Lastly, underpinning the ability to execute on each of these stages of the drug development process in an efficient and cost-effective manner is our manufacturing experience and capability.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


[SLIDE 9 - 10 - 11]

                                                                     ABOUT PI-88

ABOUT PI-88
     - Lead compound from our proprietary heparin sulfate platform moving to Phase III in post resection liver cancer
     -    First in class heparanase inhibitor with cytostatic action:
          Anti-angiogenic and anti-metastatic agent
     -    Protected by patents in all key markets
     -    Conducted under a company-sponsored IND with the US FDA
     - API manufactured at our Brisbane manufacturing facility with very competitive cost of goods.

                                [GRAPHIC OMITTED]

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


PI-88 is the lead compound from our proprietary heparanase inhibitor technology platform. Heparanase is involved in several disease processes, especially cancer and inflammation. As tumours develop, they express heparanase, which is one of the important ways in which new blood vessel growth - necessary for tumour growth - is triggered. PI-88 is designed to restrict the ability of heparanase to trigger this new blood vessel growth - also called angiogenesis - process. Metastasis is a second process in which heparanase is involved. Cells that have broken off from the tumour and flow though the bloodstream express heparanase which triggers the breakdown of the blood vessel wall allowing the cell to enter the body and start to grow, forming secondary tumours. Because PI-88 restricts heparanase, these cells cannot escape the bloodstream and metastasis is reduced. PI-88 is therefore a dual effect cytostatic agent: it is both anti-angiogenic and anti-metastatic.

Progen holds and maintains patents on PI-88 in the key oncology markets globally. With extensions, the PI-88 patent estate is expected to be in effect until 2021. Progen develops PI-88 under an active company-sponsored IND with the FDA.


[SLIDE 12]

                                [GRAPHIC OMITTED]


Throughout the PI-88 development process, we have demonstrated the efficacy of PI-88. At the lab scale, for example, we show that cells do not develop new blood vessels when they are cultured in an environment into which PI-88 is introduced. In animal tests, in this case in rats into which lung cancer cells are introduced, the lack of development of metastatic lung cancer is shown. In human testing, these scans show that after treatment, the tumour size remains unaffected, consistent with a cytostatic response.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


[SLIDE  13]

Phase               Indication                                    Status        Patients
Healthy Volunteers  IV                                            Completed        24
Healthy Volunteers  SC Crossover                                  Completed        22
Phase I             Advanced Cancers - IV                         Completed        14
Phase I             Advanced Cancers - IV Asian                   Completed         9
Phase I             Advanced Cancers - SC                         Completed        42
Phase Ib            Advanced Malignancies - with chemo            Completed        16
Phase II            Multiple Myeloma                              Completed        19
Phase II            Advanced Melanoma                             Completed        44
Phase II            Advanced Prostate Cancer                       Ongoing      Up to 90
Phase II            Metastatic Melnoma ( first - line treatment    Ongoing      Up to 118
Phase II            Advanced Lung Cancer (NSCLC)                   Ongoing        100
Phase II            Primary Liver Cancer (post surgery)            Ongoing        172
                                                                  Total Target    670

          Over 17,500 doses have been administered to 400 people so far


Confirming PI-88 effect in the laboratory and in animals naturally raises the question of efficacy in larger groups of human patients. The first eight human trials described in this slide were designed to provide information with respect to the safety of PI-88 as well as provide an initial suggestion of the efficacy of the product. While sample sizes are - as is normal for the stage of clinical development at which these trials were executed - relatively small, PI-88's safety was supported and suggestions of efficacy were confirmed. Indeed, at the 2006 EOP II meeting, the FDA confirmed satisfaction with PI-88's safety profile. There are also now patients who have taken PI-88 for many years, supporting the execution of trials designed to provide further confirmation of efficacy in randomised trials with control groups. The last four trials listed in this slide are indeed trials in which patients were randomly assigned to trial groups and at least one of these groups is a control group. As you can see, the use of control groups generally increases total sample size significantly. A Phase III trial, designed to demonstrate efficacy at statistically significant levels, will generally involve an even larger sample size.


[SLIDE  14]

                    PI-88 SHOWS CLINICAL BENEFIT IN MELANOMA

                                   6 Mo Survival   Median Survival (Mo)
PI-88 Phase II single agent study       80%              9.0
DTIC (dacarbazine)*                     51%              6.4
Temodar (temozolomide)*                 61%              7.7
*Historical data - Middleton et al, J. Clin. Oncol., 200, 18, 158

WW Sales of Temodar (temozolomide) were $179 million in 3Q06

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


Let's go through the single-arm Phase II melanoma trial we completed last year. Because we did not have a control arm - we do in the current on-going Phase II trial investigating PI-88 in metastatic melanoma - we have to compare the PI-88 results to historical data. The patients receiving PI-88 in this study were all Stage 4 melanoma patients; that is, they had exhausted all treatment possibilities other than experimental ones. 80% of these patients were still alive six months after treatment started and 50% of the patients were alive 9 months after the start of treatment (median survival is the survival time for 50% of the patient population). So how does PI-88 compare to historical data? Anecdotally, we know from the investigators involved in this study that Stage 4 melanoma patients do not do very well at all, but historical data is hard to come by. The Middleton study referred to in this slide was for Stage 3 and 4 melanoma patients. Arguably, these are patients who, on average, were not as sick as the PI-88 study patients. The Middleton study investigated an experimental melanoma treatment - temozolomide - to the standard of care for metastatic melanoma - dacarbazine. Even though, on average, the Middleton study patients may not have been as far progressed as the PI-88 study patients, neither product demonstrates six-month survival or median survival numbers better than Pi-88. This encouraged Progen to design a randomised control-arm study directly comparing PI-88 and dacarbazine. This study is currently underway.


[SLIDE  15]

               IMPROVEMENT IN SURVIVAL NECESSARY FOR REGISTRATION

PRODUCT     COMPANY         INDICATION     IMPROVEMENT    TOTAL SALES IN
                                           IN SURVIVAL         Q306
--------------------------------------------------------------------------
 Alimta      Lilly         Mesothelioma      3 months  $ 157.2 million in
--------------------------------------------------------------------------
Avastin    Genentech       Bowel canver     1.7 months     $435 million
                                                            (USA only)
--------------------------------------------------------------------------
Axotere  Sanofi acentis    Lung cancer      3.6 Months $  471.0 million**
                         (NSCL, 2nd line)
--------------------------------------------------------------------------
Tarceva    Genentech       Lung cancer       2 Months        $ 100 M
                                                            (USA only)
--------------------------------------------------------------------------

*   Sales include indication outside of these listed in the table
**  Taxotere are worldwide sales in Q1 2005

Slide 15 demonstrates the improvement in median survival - the survival time for 50 percent of the patient population - in randomised control arm trials that has led to the registration of several key new oncology drugs. Lilly's Alimta(R) was registered for mesothelioma by demonstrating a three-month median survival benefit, Genentech's Avastin(TM) was registered for bowel cancer by demonstrating an improvement in median survival of 4.7 months, Sanofi Aventis's Taxotere(R) was registered for second line treatment in lung cancer on the basis of a 3.6-month improvement in median survival while Genentech's Tarceva(TM) was registered for lung cancer by demonstrating a two-month increase in median survival. With resultant sales revenues in the hundreds of millions of dollars on the basis of these improvements in median survival, Progen is keen to learn what the survival benefit of PI-88 in metastatic melanoma, amongst others, might be in a pivotal randomised control trial.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


[SLIDE  16-17]
                                                        PI-88 MOVES TO PHASE III

Post resection liver cancer will be the fastest path to market

     - Current clinical development focus on liver cancer - know disease, key opinion leaders, and market
     -    High unmet need - no other drug in practice or in clinical trials
     - PI-88 is especially well suited to this indication as the cancers are in their beginning stage of growth
     -    FDA support for accelerated development

Following the EOP II meeting with the FDA in April 2006, the Progen clinical development team, with the assistance of a group of external experts, completed an assessment of clinical development alternatives potentially leading to a timely and cost-effective registration of PI-88. We are best positioned to pursue executing a pivotal trial amongst patients who had their primary liver cancer surgically removed. As discussed with the FDA, a single pivotal trial with disease-free survival as an accelerated registration end-point will be sufficient. We therefore designed a Phase III trial on the basis of our experience with the Phase II liver cancer trial, a trial that Progen has been conducting in conjunction with its Taiwan-based clinical development partner Medigen Biotechnology Corporation. In addition to the FDA's support for this trial, there are three key drivers to this decision. First, over the past two years, we have learned much about the disease, we have developed a network of key global disease experts, and we have become very familiar with the market for liver cancer treatments including those currently

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


in clinical development. Second, there is a high unmet need because approximately 50% of these patients experience a recurrence of the primary liver cancer and there are few if any treatment alternatives available to them once the disease recurs. Third, PI-88 is especially well-suited to this indication because disease recurrence and subsequent progression involve angiogenesis and metastasis. As we have been told by those clinicians involved in this clinical development process, the longer recurrence can be delayed, the longer these patients will live.


[SLIDE  18]
                                [GRAPHIC OMITTED]


Slide 18 provides yet another perspective with respect to the severity of the unmet need associated with post-operative localised liver cancer. Overall survival and disease recurrence for post-operative localised breast cancer is relatively good, with a five-year recurrence rate of just over 10% and a five-year death rate of under ten percent. The five-year recurrence of lung cancer amongst patients with localised lung cancer that has been surgically removed is approximately 50%, with a five-year death rate of approximately 30%. For patients who have had localised liver cancer tumours surgically removed, however, nearly 80% recur within five years and over 60% die within that same time period. While a range of treatment alternatives are available to patients with localised breast or lung cancer, no standard therapies are available for patients with localised liver cancer that has been surgically removed. It should come as no surprise that clinician support for Progen's Phase III trial is very strong.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


[SLIDE  19]

Recent FDA guidance provides the foundation for a considerable reduction in time to PI-88 registration

- For primary liver cancer, the FDA will require only a single Phase III trial rather than the usual two pivotal studies
     Saves  money
     Saves  time

- The FDA has suggested that Progen use stage I of its current two-stage Phase II trial in primary liver cancer to support a Phase III trial design Saves money
     Saves  time

- The FDA has informed Progen that accelerated approval for primary liver cancer will be based on time to recurrence (disease-free survival) rather than overall survival

Estimated 3 years saved in development time and over $50 million


The FDA's guidance to Progen with respect to the registration of PI-88 in liver cancer consisted of three key elements that together provide Progen with significant benefits. First, the FDA will require only a single Phase III trial rather than the usual two pivotal studies required for registration. While we could have run two pivotal trials simultaneously, it would be extremely difficult and costly to do so. Second, the FDA suggested that Progen use only the first stage of the current two-staged Phase II trial to support the Phase III trial design. We will discuss the details of the benefit of this in just a moment, but suffice to say that it saves both a lot of time and a lot of money. Third, the FDA informed Progen that accelerated approval for this indication would be obtainable on disease-free survival time rather than overall survival time. When we completed the analysis, it became clear that this would save an estimated three years in time to registration and over $50 million in development cost.


[SLIDE  20]

ANALOGY : HERCEPTIN, MAJOR BREAKTHROUGH IN POST-RESECTION BREAST CANCER

     Phase III data: Herceptin plus standard post=resection chemotherapy regimin for 3,500 women with HER2-positive breast cancer

     -    87% disease free at 3.5 years versus 75% standard therapy (control)
     - Estimation of 33% Increase in time to recurrence for Herceptin treated Patients
"...the most stunning results I have seen in adjuvant during m whole professional career"

"biology has spoken and we should listen"

                                        Chairman of ASCO 2005, Dr. George Siedge

-    PI-88'S PHASE II DATA ANALYSIS WILL FOCUS ON:
     -    recurrence rate
     -    time to recurrence (disease-free survival)

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


Let's talk for a moment about a product whose positioning is about as close as we can get to PI-88 for patients who have had their primary liver cancer surgically removed. The benefit we aim to provide patients is longer disease-free survival. Genentech's Herceptin(R) was recently approved for use amongst patients following the resection of HER2-positive breast cancer to reduce the risk of recurrence. The benefit Herceptin(R) aims to provide is also longer disease-free survival. Consistent with the data we saw earlier on five-year disease-free survival for breast cancer patients post resection, the data on this slide shows a recurrence rate of about 75% at three years post resection amongst the control group. The Herceptin(R) effect, however, was a 12% absolute increase in disease-free survival. The data supports an estimated 33% increase in the time to recurrence for Herceptin(R) treated patients. Dr. George Sledge, the Chairman of the 2005 ASCO (American Society for Clinical Oncologists) Conference, where the data was first reported, commented that this was " the most stunning results I have ever seen in an adjuvant trial during my whole professional career."

When we report on the PI-88 Phase II liver cancer trial, we will be discussing both on the recurrence rate at a specific time as well as on disease-free survival.


[SLIDE  21]

PI-88 PHASE II POST-RESECTION LIVER DATA - EXPECTATIONS

PI-99's Phase II preliminary data analysis
     -    172 patients
     -    Disease free rate in the first 30 weeks
     -    time to recurrence (disease-free survival)
     - The Phrase III trial will be designed to improve time to recurrence with statistical significance.

Historical Control reference Data

     -  Median  time  to  recurrence  12.4  months

     -  Median  survival  35  months

So what do we know about what happens to patients who have had their liver cancer surgically removed? Slide 21 shows 204 patients outcome following surgery at the Queen Mary Hospital in Hong Kong and is a good representation of the historical data detailing the expected outcome of post-resection liver cancer patients. The benefit we aim to provide with PI-88 is longer disease-free survival, or a shift to the right of the curve. Our Phase II data is focused on the first year after surgery. The design of the Phase III trial allows for the assessment of an improvement in median disease-free survival with statistical significance.

We need to keep in mind - as we have done in designing this trial - that the use of surgery to treat liver cancer patients differs from country to country, though practice throughout Asia is relatively consistent. The most important difference lies in the size of the tumour that is removed by surgeons. The larger the tumour that is surgically removed, the higher the chance

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                          ABN  82  101  975  612


of disease recurrence. In Asia, liver cancer is the major cause of cancer-related deaths, with hundred of thousands of new cases per year. In Europe and North America, on the other hand, liver cancer is relatively rare though it is growing at a very high rate. The key reason for this is that liver cancer is primarily a result of hepatitis infection, which is much more prevalent in Asia and Africa than elsewhere. As migration factors affect population parameters in both Europe and North America, liver cancer incidence rates change. In North America and Europe, a much higher percent of liver cancer patients are candidates for transplants. As there are few, if any, treatment alternatives, the relatively higher incidence rates of liver cancer in Asia drive clinicians to resect a larger proportion of the patients and naturally, the size of the resected tumours increases. In short, on average, Asian patients who have had their liver cancer surgically removed experience a faster time to recurrence.


[SLIDE  22]

               PHASE II POST-RESECTION LIVER CANCER DATA ANALYSIS

                                     Liver cancer patients
                             ------------------------------------
                             |                 |                |
                             |                 |                |

Stage 1 (171 patients)  NO TREATMENT     160 MG PI-88    250 MG PI-88
                             |                 |                |
                             |                 |                |
                             |                 ------------------
                             |                 |                |
                                          STAGE 2
Stage 2 (172 patients)  NO TREATMENT     NO LONGER        More effective
                                         NECESSARY          PI-88 dose


   4-6 weeks               36 weeks                12 weeks
---------------  ----------------------------  ------------------
|                |                            |                  |
|                |                            |                  |
LIVER CANCER     BEGIN TREATMENT    LAST PATIENT COMPLETES       LAST PATIENT
REMOVED VIA                               TREATMENT              COMPLETES STUDY
SURGERY
(RESECTION)

Let's review, for a moment, the design of PI-88 Phase II liver cancer trial. This trial was designed in two stages, a design method used to determine which of two treatment alternatives should be pursued. We did not know which PI-88 dose rate would be more effective, so we randomly assigned patients to one of three groups: a control group who would receive no treatment at all, which is the standard treatment protocol; a first experimental group receiving a lower dose of PI-88; and a second experimental group receiving a higher dose of PI-88. This is the first stage of the trial. The target was to recruit 171 patients, or 57 patients per group. We actually recruited 172 patients. After the first stage is completed, one of the two PI-88 dose rates is selected, and another 172 patients were to be recruited into two groups of 86 patients each. In total, then, at the end of the second stage, there would be 143 patients recruited to the control group and 143 patients to the one experimental group with the "better" PI-88 dose rate. The data for the 57 patients recruited to the "dropped" experimental group would not play a dominant role in the final analysis.

Following the FDA's guidance we decided not execute the second stage of this study and proceed with the design and execution of a Phase III trial using the dose with the best profile from this trial and designing the Phase III with disease-free survival as the accelerated registration end point.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


[SLIDE  23]
                               [GRAPHIC OMITTED]


The Phase II liver cancer trial was conducted in Taiwan, in conjunction with Progen's clinical development partner Medigen Biotechnology Corporation. As you can see, recruitment of the 171 patients for the first stage of this trial was completed in 18 months. You can also see that the recruitment rate accelerated after the first six months. This was due to an additional four clinical centres coming on line then.


[SLIDE 24 - 25]
PI-88 Phase III indicative design

                              Patient Randomisation
                            400-600 patients per arm
                                        |
                |-------------------------------------------------|
                |                                                 |
            NO TREATMENET                                       PI-88

- FDA recommended - 1 pivotal trial and accelerated approval based on disease free survival (time to first recurrence)
- FDA recommendation of finishing Phase II at stage 1 will save 3 years in development time
-    Phase II outcome will be used to guide the Phase III design
- Final trial design (patient number and endpoints) will be defined in the SPA process.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


                                [GRAPHIC OMITTED]


On the surface, the Phase III PI-88 in liver cancer trial is straightforward. There are only two groups: a control group receiving no treatment and an experimental group receiving PI-88. They key issues to be addressed during the course of the Special Protocol Assessment (SPA) process relate, amongst others, to agreeing on the target end points, sample size, patient inclusion criteria, and the number of patients to be recruited in specific geographies. The SPA process has started and will be completed prior to commencing the trial. As this process progresses, the data from the Phase II trial will become relevant.

We anticipate starting recruiting patients into the Phase III trial around the middle of 2007. Based on our current assumptions, which are subject to change as we progress through the SPA process, we anticipate recruiting the last patient before the end of 2009, leading to the completion of the trial before the end of 2010, followed by the New Drug Application (NDA) filing process leading to registration and product launch before the end of 2011.


[SLIDE  26]
PHASE III TRIAL WILL BE CONDUCTED UNDER AN SPA WITH THE FDA

What is an SPA?

Special Protocol Assessment:
An agreement that the Phase III trial
-    design,
-    clinical  end  points
-    statistical analyses
are acceptable to the FDA to support regulatory approval

Impact to Progen

-    Allows Progen to lock down the trial
-    Minimizes the risk that the design is not adequate for approval

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


Central to our planning this Phase III trial is the Special Protocol Assessment Process. The SPA process is a mechanism instituted by the FDA to provide a mechanism through which trial sponsors - in this case Progen - to obtain feedback from the FDA on the design of the trial before it is started. This process ensures that when the results of the trials are presented to the FDA as part of the New Drug Application, or NDA, both the sponsor and the FDA know what to expect. Once the FDA and Progen agree on the protocol, Progen will be as confident as possible that if the trial is executed consistent with the protocol and the results are in line with the agreed end points, the FDA will support regulatory approval.

On the surface, it would seem only sensible that the SPA process is followed for all Phase III clinical trials. However, this does not always happen. For example, an NDA recently submitted to the FDA for the use of Avastin(R) for the treatment of breast cancer was rejected by the FDA.

We will avail ourselves of the opportunity to review with the FDA all aspects of the trial, including the overall design, the end points, the sample sizes, the statistical analysis plan, and the number of patients to be included from specific countries, in order to lock down as much as possible what we need to do to maximize the chance that PI-88 will gain marketing approval in as timely and cost-effective manner as possible.

[SLIDE  27-28]

                          PI-88 COMMERCIAL OPPORTUNITY

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


Opportunity: PI-88 Addressable Market
-    Pricing likely to be similar to Avastin, Sutent and Nexavar (USD$4- 5k/mth)
-    Angiogenesis  inhibitors  are expected to be worth in excess of USD$10B* by
     2010
-    PI-88 has a novel mechanism and will be an attractive combination therapy

                          Multiple                          Prostate  Lung Cancer
                          Myeloma   Melanoma  Liver Cancer   Cancer     (NSCL)
---------------------------------------------------------------------------------
Incidence (number of
patient/year)
Ww - Including US, EU,
Japan China and SE Asia     90,000   115,000       677,000   540,000     830,000
---------------------------------------------------------------------------------
Target PI-88 treated
patients                      100%       15%           25%       30%          27%
---------------------------------------------------------------------------------
Approx. treatment time
(months)                         6         9            12        12          10
---------------------------------------------------------------------------------
Total PI-88 addressable
market (USD)                  2.4B      0.7B          9.1B      8.7B         10B
---------------------------------------------------------------------------------


So what do we see as the commercial PI-88 opportunity? Using the 2005 S.G. Cowen report on the market for anti-angiogenesis drugs are a springboard, in which the 2010 market for angiogenesis inhibitors was projected to be worth as much as US$10 billion, we are not surprised that current Avastin(R) sales are well in excess of US$1 billion. We expect that PI-88 pricing will be similar to that of other anti-angiogenesis drugs such as Avastin(R), Sutent(TM), and Nexavar(TM) at US$4,000 to $5,000 per month. We believe that PI-88's novel dual mechanism of action provides excellent opportunities for use in a range of combination approaches to the treatment of a number of different cancers.

We have used several different sources of information to estimate the number of new cases of key PI-88 indications and have assessed what we believe to be the addressable portion of each of these indications is for PI-88. What percentage share of these addressable markets PI-88 may achieve and how long it would take to achieve these market shares is very difficult to assess with any degree of accuracy, but we have determined the most likely length of treatments and have calculated the associated maximum addressable market in US$s.

Of, for example, the 677,000 new cases of liver cancer as reported by the American Cancer Society, we estimate that 25% will be treated with surgery. That means that per year, as many as 170,000 patients could use PI-88. We clearly do not expect a 100% penetration rate but the bottom dollar figure details the addressable PI-88 market. However, unlike other indications in which the competitive landscape is more crowded, we believe that liver cancer represents a significant opportunity for PI-88.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


[SLIDE  29]
                               [GRAPHIC OMITTED]


Our focus has been on those countries in which liver cancer has a relatively high incidence level and there is the economic foundation that enables at least a reasonable portion of the population to have the ability to pay. As a proxy of ability to pay, we have used per capita GDP, multiplying it by the liver cancer incidence rate. Our primary focus, both from a regulatory and a commercialisation perspective, is - in addition to the United States - on China, Japan, South Korea, Taiwan, and Hong Kong as well as on the key European markets of Italy, France and Spain. Together, these nine countries represent approximately 60% of all annual new liver cancer cases.


[SLIDE  30]
                               [GRAPHIC OMITTED]


The successful completion of a randomised Phase II trial has a significant positive impact on the overall probability of success of regulatory approval. The pharmaceutical industry generally uses the probabilities shown in this slide. As we approach the completion of this Phase II liver

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


cancer trial, we believe if successful it will meaningfully increase PI-88 probability of achieving regulatory approval.

An important part of completing this Phase II trial successfully, is addressing as best we can those factors that affect the success of the Phase III trial and obtaining regulatory approval with a successful Phase III trial. Obtaining the FDA's support for our Phase III trial through the SPA process will be the single most important step we can take to maximise the chance of obtaining regulatory approval. Engaging an effective expert panel of international clinicians and liver cancer experts is one important step to ensuring we have designed a protocol that is clinically relevant and appropriate to the patients of the trial. Engaging an international Contract Research Organisation (CRO) to ensure we can successfully execute this trial is another critical element to maximising the probability of success of this trial.

We combine a strategy of speed to market and probability of success optimisation to maximise the commercial opportunity associated with Progen in general and PI-88 in particular.


[SLIDE  31]
                                [GRAPHIC OMITTED]


In the past, Progen has considered partnering an important path to PI-88 commercialisation. We are on the cusp of moving towards a level of commercial success that changes the relevance and nature of partnering opportunities. We are on a path to getting PI-88 to market. We will do everything possible to ensure no day is lost in progressing towards that goal. Every day that is lost represents significant PI-88 value, not just for patients who will benefit from the product, but also for Progen, Progen's shareholders, and any possible Progen partner. Everything we do must have as its primary aim the addition of value through reducing uncertainty, limiting risk, maximising market size, minimising cost, maximising speed to market, and optimising value capture.

We continue to have excellent relationships throughout the industry. We have a thing or two to prove to this industry, including that in fact we are up to the tasks we have laid before ourselves.

What we have accomplished - often quietly - over the past twelve months has created amongst all of us at Progen and all of us standing before you today a conviction that indeed we can deliver on these tasks laid out before us.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


[SLIDE  32-33]

PROGEN'S FUTURE

FOCUS ON SPEED TO MARKET FOR PI-88

Phase III trial to start in mid 2007

-    Engage international CRO
-    Expand PhIII team
-    Complete manufacture 150,000 doses of PI-88
-    Activate our Phlll clinical advisory board
-    Complete and submit long-term tox study
-    Submit Ph III trial protocols for regulatory approvals
-    Recruit prospective clinical centres

Each day that passes is millions of dollars in potential sales


So there are a number of things we have to accomplish over the coming three to six months. We have to expand our internal Phase III team. Yes, we intend to engage a CRO to assist us in the execution of this trial. We are not, however, going to abdicate the responsibility of keeping this trial on track, on time, and on budget. Before we finalise the selection of a CRO, we will activate our Clinical Advisory Board. We have to get the final processing and packaging of 150,000 PI-88 doses done. We have long-term toxicology studies about to finish and we need to complete the reports and submit these to the FDA and other regulatory bodies before we can start the Phase III. We also have to submit the study protocol to the relevant regulatory bodies so that we can execute the trial in the countries where we target running trials. And we have

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


to recruit prospective clinical centres. These are only a few of the items on our list of action items.


[SLIDE 34 - 35]

PROGEN'S FUTURE: REALISING THE POTENTIAL

-    Key short  term  value  drivers
-    Phase II  liver  data  release
-    SPA approval
-    Phase III  trial  launch

1.   Focus on speed to market for PI-88 for value optimization

2. Continue to expand our 300+ compound pipeline with our drug discovery program

3. Expand our pipeline through in-licensing products and pursuing M&A opportunities


KEY MILESTONES FOR 2007

-    Phase II  post-resection  liver  cancer  data            CY07Q1
-    API Manufacture  completed  for  Phase  III  trial       CY07Q1
-    International  CRO  selected  for  Phase  III            CY07Q1
-    Long term  toxicology  study  completed                  CY07Q1
-    Phase II  lung  cancer  data                             CY07Q2
-    SPA process  completed  with  the  FDA                   CY07Q2
-    Phase III  trial  launched                               CY07Q2
-    Lead preclinical  candidate  chosen                      CY07Q3
-    Melanoma  Phase  II  recruitment  completed              CY07Q4
-    Prostate  Phase  II  recruitment  completed              CY07Q4


Short term - the next six or so months - there are three key things that are likely to drive Progen's value: first, the data release of the Phase II liver cancer; second, the finalisation of the SPA process; and third, the launch of the Phase III trial.

Our primary focus is on speed to market for PI-88 value maximisation, but we are also dedicated to expanding our compound pipeline and driving the appropriate targets towards clinical development. The list of key 2007 milestones on Slide 36 is self explanatory.

We thank all of you for your support, encouragement, and your commitment to what we aim to achieve at Progen.

MEDIA RELEASE - AGM 2006                                                  PROGEN
CEO'S ADDRESS                                                 INDUSTRIES LIMITED
                                                              ABN 82 101 975 612


                               [GRAPHIC OMITTED]

           Committed to improving health outcomes for cancer patients